Filed by Esmark Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Wheeling Pittsburgh Corp.
(Commission File No. 000-50300)

FOR IMMEDIATE RELEASE

ESMARK INCORPORATED ANNOUNCES

MEMORANDUM OF UNDERSTANDING WITH ARCELOR

MITTAL FOR WEIRTON ASSETS

CHICAGO, January 18, 2007—Esmark Incorporated today confirmed that it has entered into a Memorandum of Understanding with Arcelor Mittal to acquire the hot roll, cold roll, coated and tin assets of its Weirton, WV, steel plant. A definitive purchase agreement is expected to be executed by February 2, 2007.

“We are excited about the opportunities presented by the potential combination of three businesses — Weirton Steel, Wheeling-Pittsburgh Steel and Esmark. Combining Weirton’s high quality finishing assets with Wheeling-Pittsburgh Steel would provide a consistent and high quality product mix for Esmark’s large customer base. Esmark’s strategy is focused on changing the dynamics of the steel supply chain. This is one more critical step for us,” said James Bouchard, Chairman and Chief Executive Officer of Esmark.

“We are looking forward to working with Mark Glyptus (President of Weirton’s Independent Steelworkers Union) and anticipate that the ISU and United Steelworkers will partner to help us rebuild these companies and their communities,” Bouchard said.

Esmark is currently in discussions with Wheeling-Pittsburgh regarding the combination of the two companies. In November, the shareholders of Wheeling-Pittsburgh elected to its board of directors the slate of nominees put forth by Esmark.

The transaction with Arcelor Mittal is contingent on satisfactory completion of due diligence by Esmark, completion of definitive documentation, mutually satisfactory arrangements with the unions and acceptance by the U.S. Department of Justice that the transaction would fully satisfy the requirements of its existing Consent Decree with Arcelor Mittal.

Note: Mr. Bouchard’s comments in this release are solely in his capacity as Chairman and CEO of Esmark and not in any other capacity.

- more -

Esmark

About Esmark

Headquartered in Chicago and founded by the Bouchard Group, Esmark is a steel services family of companies. The mission of Esmark is to establish the benchmark standards for strategic consolidation, operating efficiency and management excellence in the steel sector. More information about Esmark can be found at www.esmark.com.

This press release contains forward-looking statements. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include the ability to achieve anticipated cost savings as a result of the proposed merger, competition in the steel industry, dependence on suppliers of raw materials, and cyclical demand for steel products.

Media Contact:

Bill Keegan, Edelman, 312-240-2624 or 312.927.8424, bill.keegan@edelman.com

For Investors:

Craig T. Bouchard, Esmark, ctbouchard@esmark.com